SHUMAKER

Shumaker, Loop & Kendrick, LLP

1000 Jackson Street   419.241.9000
Toledo, Ohio 43604-5573   419.241.6894 fax

www.slk-law.com

DAVID J. MACK
419.321.1396
dmack@slk-law.com

February 1, 2010

VIA OVERNIGHT DELIVERY

RECEIVED

FEB — 2 2010

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

John Reynolds, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, North East
Washington, DC 20549

Re: Offering Statement on Form 1-A (Offering Statement) for Huron Community Financial
Services, Inc., East Tawas, Michigan (the Company) – Amendment No. 2
SEC File No. 24-10251

Dear Mr. Reynolds:

This correspondence is being provided on behalf of Huron Community Financial Services, Inc. in response to your comment letter dated January 27, 2010 regarding the filing of Amendment Number 2 to the above-referenced Offering Statement. The following responses are numbered in accordance with the January 27, 2010 comment letter.

1. Since July 28, 2009, the original filing date for the Company's Offering Statement, the Company has issued shares on two occasions pursuant to its dividend reinvestment plan. The first issuance, which occurred on October 15, 2009, was for 3,644.75 shares. The second issuance, which occurred on January 15, 2010, was for 3,655.50 shares. All such shares were issued at $46.00 per share for an aggregate offering price $335,811.25.

If you have any additional questions regarding this filing, or if you need any additional information, please contact me directly.

Best Regards,



David J. Mack

DJM:plm
cc: Robert M. Beneson, President
Huron Community Financial Services, Inc.

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